March 11, 2008

Mail Stop 6010

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re: Lantis Laser Inc.**
> **Amendment No. 1 to Form SB-2 on Form S-1/A**
> **Filed February 14, 2008**
> **File No. 333-146331**

Dear Mr. Baron:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        We welcome any questions you may have about our comments or any other
aspect of our review. Feel free to call us at the telephone numbers listed at the end of this
letter.

1.   We note your reference to amendments to your securities in your responses to
        prior comments 1 and 72. Generally it is inconsistent with Section 5 of the
        Securities Act to amend the terms of a private transaction while the related
        securities are the subject of a resale registration statement. Please tell us how
        your amendments were consistent with Section 5.

Prospectus Cover

2.   We note your disclosure that selling stockholders are offering common stock
        issuable upon exercise of common stock purchase warrants. We also note a
        similar statement on page 2. Please reconcile these statements with your Selling
        Stockholders table on page 33. If shares underlying warrants are not being
        offered, please also revise Exhibit 5.1 accordingly.

3.   We note your disclosure in response to prior comment 3. However, it remains unclear how your plans regarding the OTC Bulletin Board are consistent with the disclosure on page F-7 regarding listing on a national stock exchange. Please fully disclose your plans in an appropriate section of your prospectus and explain how you qualify for listing on a national stock exchange.

4.   Your disclosure that the selling stockholders "may" sell at $.24 or "a range" is inconsistent with prior comment 3 which indicated why you must disclose the fixed price at which all offers and sales will be made. Therefore, we reissue the comment.

5.   Please disclose the trading symbol for your securities.

Outstanding Shares of Common Stock, page 2

6.   Please tell us how you derived the 126,797,883 figure disclosed in this section.

7.   Please reconcile the number of outstanding shares disclosed here and on page F-41.

Risk Factors, page 4

8.   Please add separate risk factors to highlight your responses to prior comments 28 and 29 that you do not have a Chief Financial Officer or any independent directors.

9.   The reference to "new" products in the caption of your third risk factor implies that you have existing products. Please revise for clarity.

The likelihood of successfully implementing our business plan, page 4

10.   Please reconcile your statement that your accumulated deficit is approximately $1 million with your balance sheet for the quarter ended September 30, 2007.

Our Business, page 12

11.   We note your press release, "Lantis Laser Signs Joint Venture Agreement For Exclusive Rights For Advanced Dental Alexandrite Laser," dated January 15, 2008. Please disclose your ownership interest in the venture. Please also address the purpose of the venture and your operational plans. Please file all material agreements as exhibits.

Licenses and Patents, page 15

12.   Please discuss the termination provisions of the agreements referenced in prior comment 17. Please also disclose the duration of your license agreements with LightLab and the University of Florida Research Foundation.

13.   We note your response to prior comment 20. Please disclose the circumstances that led to the renegotiation and the terms of the royalty payment forgiveness.

Sales and Marketing, page 18

14.   Please clarify and expand your statement at the top of page 19 that you intend to introduce your OCT System to the dental market in August 2008. For instance, please explain whether introduction to the market refers to FDA clearance for the OCT System or means initiation of customer sales and/or product delivery. We also note your disclosure at the bottom of page 14 that you plan to sell the system in two configurations. Please disclose whether the August 2008 introduction would be limited to integrated, as opposed to stand-alone, systems.

15.   Please reconcile your statements regarding the date of product introduction with your statement on page 6 that you are unable to predict when your products will become commercially available.

Property, page 19

16.   We note your response to prior comment 23; however, we are unable to agree that you do not need to disclose that your executive offices are located in an executive's home without any formal agreement or fee. Please revise accordingly.

17.   Please tell us whether the development facility you reference on page 14 is the same 720 square foot space you reference on page 19. From your disclosure, it appears that the lease for the Pinellas Park space recently expired. Please disclose whether you have renewed the lease for this property.

Overview, page 19

18.   We note your disclosure on page 20 that you expect Phase 3, the final pre-
        production phase, to commence in January 2008 with market introduction
        targeted for August 2008. We also note your disclosure on page 14 that you plan
        to apply for FDA 510(k) clearance after the completion of Phase 2. Please
        disclose whether you commenced Phase 3 in January 2008 and the status of your
        510(k) application. If you have not commenced Phase 3 and/or applied for 510(k)
        clearance, please tell us how, if at all, this delay affects your plans for market
        introduction in August 2008.

Management Biographies, page 28

19.   You have not disclosed the names of any companies that employed Mr. Hamilton
        for the past five years. We therefore reissue prior comment 30.

20.   We note that you have retained disclosure that Dr. Gimbel was Principal
        Investigator for the first FDA human hard tissue clinical trials of the Er: YAG
        laser from 1993 to 1997. We therefore reissue prior comment 32.

Executive Compensation, page 29

21.   Your compensation disclosure must include information for your last-completed
        fiscal year: the year ended December 31, 2007. Please revise accordingly.

22.   We note your disclosure on page 30 provided in response to prior comment 33.
        Please clarify when the 3-year deferral period ends.

Certain Relationships and Related-Party Transactions, page 31

23.   We note your disclosure on page 31 provided in response to prior comment 36.
        Please disclose any transactions with related persons exceeding the total assets
        threshold in Item 404(a). We also reissue the final clause of prior comment 36,
        which it appears you did not address.

Selling Stockholders, page 31

24.   We note that you have not disclosed the nature or the duration of the services provided by Agoracom Investor Relations Corp. or Elephant Consulting Group LLC. We therefore reissue prior comments 38 and 39.

25.   We note that your footnotes describe only a portion of the securities held by certain stockholders. We also note that your disclosure on page 34 does not include the consideration paid in the note and warrant transactions. We therefore reissue prior comment 41.

26.   We note your disclosure in footnotes 23 and 59. Please explain how Messrs. Foran and Sherer are converting and selling more shares than underlie the 5% Senior Convertible Notes that they purchased.

27.   Please tell us why several of the selling stockholders appear to own fewer shares than reported in your September 26, 2007 filing.

28.   We note your disclosure that no selling shareholder is a registered broker-dealer. Please tell us whether any selling shareholder is an unregistered broker-dealer.

29.   Please reconcile your public float prior to the issuance of the 5% Senior Convertible Notes provided in Appendix G of your February 14, 2008 letter to us with your current total non-affiliate public float provided in response to prior comment 53.

Sales Pursuant to Rule 144, page 39

30.   We note that you have not indicated the amount of common equity that could be sold pursuant to Rule 144 under the Securities Act. We therefore reissue the final clause of prior comment 37.

Indemnification, page 40

31.   We reissue prior comment 56. Please describe the "fullest extent" to which indemnification "is permitted by law."

Audited Financial Statements as of December 31, 2006

General

32.   Please update the financial statements as required by Rule 808 of Regulation S-X.

33.   Please include updated accountants' consents with any amendment to the filing.

Consolidated Statements of Changes in Stockholders' Deficit, page F-4

34.   We reference your response to prior comment 60 in our letter dated October 23, 2007. Please tell us where you have included all the disclosures required by paragraph 11.d.1. and 2. of SFAS 7.

Report of Independent Registered Pubic Accounting Firm, page F-23

35.   The last paragraph of the review report on page F-23 references the financial statements through June 30, 3007. Please revise to reference the updated financial statements included in this filing and discussed in the first paragraph of this report.

Note 7 - Warrants, pages F-18 and F-42
Note 10 - Restatement of Prior Financial Statements, page F-45

36.   Please disclose the date of the issuances of the warrants on pages F-18 and F-42. In addition, tell us where the $323,073 value of the 3,250,000 warrants is reflected in the Consolidated Statements of Changes in Stockholders' Deficit.

37.   We reference your response to prior comments 65 and 67 in our letter dated October 23, 2007. We note that you recorded the change in fair value of the warrants issued in the private placement with the convertible notes in your consolidated statements of operations, then restated your financial statements to reverse this accounting, which was treated as a correction of an error. Please tell us the basis for the change in accounting treatment, including the reasons or factors that led to the changes. Your response should include the specific terms of your warrants and how these were considered in determining the appropriate accounting treatment.

Unaudited Interim Financial Statements as of September 30, 2007

Note 4 – Convertible Notes, page F-38

38.   We reference your response to prior comment 68 in our letter dated October 23, 2007.   Please provide us your analysis of EITF 00-27 in determining that there was no beneficial conversion feature embedded in the notes. Please refer to and include your consideration of Part II, paragraphs 6 and 7 of EITF 00-27.

Outside Back Cover of the Prospectus

39.   We note your disclosure provided in response to prior comment 69. Please provide the basis for your statement regarding 40 days.

Recent Sales of Unregistered Securities, page II-2

40.   We note that you have not discussed the duration of the public and investor relations services provided to you. We therefore reissue prior comment 71.

41.   Please reconcile your sales of unregistered securities in fiscal year 2007 with your Consolidated Statements of Changes in Stockholders' Deficit on page F-26.

Exhibits

42.   Please revise your exhibit index for accuracy. For example, the index indicates that exhibit 4.3 is incorporated by reference to your prior filing; however, you have filed an exhibit 4.3 with the current amendment.

43.   Please file as an exhibit the amended warrant agreement you reference in response to prior comment 72.

44.   Please file as an exhibit the subscription agreement referenced in exhibit 4.2.

Signatures page

45.   We note that the text on your Signatures page refers to the incorrect form type. Please revise to provide the text required by From S-1.

* * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP